Exhibit 10.3
Amended and Restated Executive Employment Agreement
     This Amended and Restated Executive Employment Agreement (this “Agreement”), is made this 31st day of July, 2008 by and between ProCentury Corporation (the “Company”) and Erin E. West (“Executive”).
Recitals
     Whereas, the Company and Executive entered into an Executive Employment Agreement on February 22, 2006 (the “Original Agreement”) in connection with the Executive’s appointment as the Company’s Chief Financial Officer and Treasurer, pursuant to which Executive desired to be so employed under the terms and conditions therein set forth for a period through at least the second anniversary of the Original Agreement;
     Whereas, the Company and Executive desire to amend and restate the Original Agreement to comply with the applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and to provide for certain payments upon the occurrence of certain termination events following a Change in Control (as defined below).
Statement of Agreement
     Now, therefore, in consideration of the mutual promises and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Executive agree that the Original Agreement is hereby amended and restated in its entirety as follows:
SECTION 1
EMPLOYMENT AND DUTIES
     1.1 Duties and Position. During the term of this Agreement, Executive shall provide services to the Company in accordance with this Agreement in the capacities of Chief Financial Officer and Treasurer of the Company and as an executive officer, in the capacities identified on Exhibit A, of one or more Affiliates (as that term is defined in Section 5.4) of the Company; provided, however, that at the request of the Company’s Board of Directors (the “Board”) at any time and from time to time, Executive shall serve in such other capacity or capacities, of at least equal standing and dignity as Chief Financial Officer and Treasurer of the Company and, with respect to any Affiliate of the Company, of at least equal standing and dignity as the positions identified on Exhibit A; and provided further that Executive shall serve as chief financial officer of any Affiliate of the Company that is required to file periodic reports pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (“the Exchange Act”) and of any Affiliate that, as a result of any reorganization involving the Company, is an entity controlling the Company or the assets or operations that were the Company’s immediately prior to such reorganization. Executive shall report directly to the Chief Executive Officer and shall perform such duties and responsibilities consistent with her positions as shall be assigned to her by the Board. Executive shall serve as director of the board of directors of each operating subsidiary that is an Affiliate controlled by the Company.

     1.2 Standard of Performance. Executive shall faithfully perform the duties assigned to her pursuant to this Agreement. Executive agrees to abide by the Company’s rules, regulations, policies and practices as they are presently in force and as they may be revoked, adopted or modified at any time and from time to time during the term of this Agreement.
     1.3 Time Devoted to the Company. Executive shall be required to devote substantially full time and attention to her duties under this Agreement. Subject to the obligations of Executive pursuant to Section 4.5 hereof and the immediately preceding sentence, Executive may engage in any other activity, whether for pecuniary gain or not, which does not materially interfere with her obligations under this Agreement.
SECTION 2
COMPENSATION AND BENEFITS
     2.1 Base Salary. The Company agrees to pay or cause to be paid to Executive for Executive’s services during the term of this Agreement an annual base salary at the gross rate prior to all taxes and other withholdings of not less than $225,000. The base salary will be subject to annual review and may be adjusted from time to time under the direction of the Board (or, if the Board so directs, its Compensation Committee) considering factors such as Executive’s performance, compensation of similar executives of similarly sized companies and other pertinent factors (the “Base Salary”). The Base Salary shall be payable to Executive in accordance with the then current payment policies of the Company for its employees.
     2.2 Performance Based Incentive Bonus. Executive shall be eligible to receive an annual performance based cash target incentive award pursuant to and in accordance with the Company’s performance based incentive compensation plan (the “Incentive Plan”) in an amount equal to 40 percent of the Base Salary (the “Target Incentive Award”). Executive shall earn and be paid the Target Incentive Award (whether in whole or in part) in accordance with the Incentive Plan, and the portion of the Target Incentive Award earned by and paid or to be paid to Executive shall be referred to herein as the “Bonus.” A copy of the Performance Goals as so established under the Incentive Plan shall be provided to Executive. The Bonus shall be payable as provided in the Incentive Plan.
     2.3 Stock Options and Restricted Stock. To the extent not contrary to applicable law, all of the options granted to the Executive prior to the date hereof pursuant to the Company’s 2004 Stock Option and Award Plan (the “Stock Option Plan”) shall become fully vested and remain exercisable pursuant to their respective terms for the remainder of their respective Exercise Periods (as defined in the Stock Option Plan), and all unvested Shares, if any, of restricted stock granted to the Executive prior to the date hereof pursuant to the Stock Option Plan shall become fully vested, effective upon termination of Executive’s employment by reason of death, discharge by the Company pursuant to 3.4(a) other than for Cause, resignation by Executive pursuant to Section 3.4(b) for Good Reason, termination by resignation or discharge for any reason other than Cause upon or after a Change in Control, or “retirement” or “disability” within the meaning of the Stock Option Plan; and all options granted, all shares of restricted stock awarded, and any and all other awards made to Executive pursuant to the Stock Option Plan after the date hereof shall be subject to such terms and conditions as shall be determined at the time of any such award under the direction of the Board pursuant to the Stock Option Plan. The Company shall exercise best efforts to register with the Securities and Exchange Commission under the Securities Act of 1933, as amended, the issuance of shares of stock issued pursuant to the Stock Option Plan and to satisfy the current public information requirements of Rule 144(c) for purpose of allowing Executive to resell such shares.
     2.4 Benefits. In addition to the compensation to be paid under this Agreement, the Company shall provide to, or for the benefit of, Executive the following employee benefits:
(a)	Participation in retirement plans, if any, which are made available from time to time to the salaried employees of the Company or its Affiliates, to the extent that Executive is eligible to participate therein pursuant to the terms and conditions of such plans.

(b)	Participation in health, disability and other welfare benefit and insurance plans, if any, which are made available from time to time to the salaried employees of the Company or its Affiliates, to the extent that Executive is eligible to participate therein pursuant to the terms and conditions of such plans.

(c)	At the option of Executive, (1) whole life insurance on the life of Executive in an amount equal to 2.5 times Executive’s Base Salary, the premiums for which shall be timely paid by the Company for so long as Executive remains employed with the duties and position described in Section 2.1, provided that Executive is insurable at reasonable prevailing rates; or (2) additional benefits specified by Executive at an annual cost to the Company equal to the annual premium that would otherwise be payable for such life insurance; provided, such amounts do not result in the deferral of compensation, as determined under Section 409A of the Code. If Executive is not insurable at reasonable prevailing rates, then the Company shall not be obligated to provide life insurance coverage pursuant to Section 2.4(c)(1), but shall be obligated to provide additional benefits pursuant to Section 2.4(c)(2) at an annual cost to the Company equal to such reasonable prevailing rates. The beneficiary of the life insurance policy covering the life of Executive (the “Policy”) shall be Executive’s spouse or such other person(s) as Executive shall designate in writing to the insurance company. The owner of the Policy shall be the Company. The Company shall not borrow against the cash surrender value of such Policy nor cause the value thereof to become subject to any lien. If Executive’s employment is terminated pursuant to Section 3.3, 3.4(a), 3.5(a) or 3.5(b), of this Agreement, or “Qualified Retirement” as defined in the Incentive Plan, Executive shall have the election, at her option, to require the Company (A) to assign the Policy to Executive, provided that Executive shall be responsible for paying or reimbursing the Company for all premiums and other policy charges which are or become due and payable on or after the date of termination of Executive’s employment, or (B) to cancel the Policy or to permit it to lapse, and to pay the cash value of the Policy, as of Executive’s date of termination to Executive; provided, however, that if it is determined by the

Company upon the advice of legal counsel that this election would be an extension of credit in the form of a personal loan within the meaning of section 13(k) of the Exchange Act, the election provided in this sentence shall be null and void. The option granted by Section 2.4(c) may be exercised at one or more times during the term of Executive’s employment, with Executive having the right to select either the insurance or additional benefit, so long as the total cost to the Company during each year and in the aggregate does not exceed the cost that the Company would have realized had Executive elected whole life insurance at the time of the Effective Date.

(d)	Sick leave in accordance with the policies of the Company in effect from time to time.

(e)	Reasonable vacation time consistent with past practice or as otherwise approved by the President or the Board.

(f)	Such other benefits as may be approved by the Board or appropriate oversight committee of the Board on a case-by-case basis for proper business purpose.
     2.5 Reimbursement of Business Expenses. Executive shall be entitled to receive reimbursement for, or payment of, the legitimate business expenses incurred by Executive on behalf of the Company in accordance with the Company policy in effect from time to time, including meals, lodging, transportation and other travel expenses. Reimbursement from the Company for such expenses shall be made not later than the fifteenth (15th) day of the third month of the calendar year following the calendar year in which Executive incurred the respective expenses.
SECTION 3
TERM OF AGREEMENT; TERMINATION
     3.1 Term. This Agreement shall become effective on the date first written above and shall continue in force until terminated in accordance with this Section 3. Executive’s employment with the Company pursuant to this Agreement shall terminate concurrently with the termination of this Agreement.
     3.2 Termination upon Death. Executive’s employment under this Agreement shall terminate automatically upon the death of Executive.
     3.3 Termination by Mutual Agreement. This Agreement may terminate at any time upon the mutual agreement of the Company and Executive.

     3.4 Termination by the Company.
     (a) The Company may terminate Executive’s employment under this Agreement at any time, without Cause (as defined in Section 3.4(c)), upon thirty (30) days prior written notice of termination to Executive. The Company, in its sole discretion but without derogation to any rights of Executive under Section 2, may place Executive on administrative leave during the thirty (30) day notice period.
     (b) The Company may terminate Executive’s Employment under this Agreement with Cause immediately upon written notice of termination to Executive, unless a later termination date is specified in the notice.
     (c) For the purposes of this Agreement, “Cause” for termination shall exist if Executive is:
(1)	Convicted of, or pleads guilty or nolo contendere to, in a court of competent jurisdiction, a felony amounting to embezzlement, fraud, theft or other act of dishonesty harming the Company or any employee, supplier, customer or other person doing business with the Company;

(2)	Convicted of, or pleads guilty or nolo contendere to, in a court of competent jurisdiction, a felony resulting in death or substantial bodily or psychological harm to, or other act of moral turpitude harming, any person;

(3)	Barred or suspended for a period of more than 60 days by any court or regulatory agency of competent jurisdiction from performing employment duties for, engaging in any activities on behalf of, or otherwise being associated with, the Company;

(4)	Found liable by any court of competent jurisdiction for conduct undertaken with deliberate intent to cause harm or injury, or undertaken with reckless disregard to the harm or injury that would be caused, to the Company or any employee, supplier, customer or other person doing business with the Company other than conduct taken pursuant to advice of legal counsel to the Company; or

(5)	Found by the Chief Executive Officer on behalf of the Company to have
(A)	Failed to exercise reasonable efforts (as determined in the reasonable judgment of the Chief Executive Officer) to properly perform any of the Executive’s obligations under this Agreement or any direction of the Chief Executive Officer consistent with this agreement; however, that the refusal to perform an obligation or direction should not constitute “Cause” if Executive in good faith reasonably believes that such obligation or direction is not legal, ethical or moral and Executive so notifies the Board of her belief.

(B)	Willfully caused the Company other than pursuant to the advice of Company legal counsel to violate a law which, in the opinion of Company legal counsel, is reasonable grounds for civil or criminal penalties against the Company;

(C)	Willfully engaged in conduct which constitutes a violation of the established written policies or procedures of the Company regarding the conduct of its employees, including policies regarding sexual harassment of employees and use of illegal drugs or substances;

(D)	Willfully engaged in conduct demonstrably and materially injurious to the goodwill and reputation of the Company;

(E)	Willfully engaged in any act of dishonesty against the Company; or

(F)	Intentionally criticized, ridiculed or disparaged the Company in any communications or with any customer or client, vendor or supplier, or in any public statement.
     3.5 Termination by Executive.
     (a) Executive may terminate her employment under this Agreement at any time without Good Reason (as defined in Section 3.5(c) below) upon thirty (30) days prior written notice to the Company. The Company, in its sole discretion but without derogation to any rights of Executive under Section 2, may place Executive on administrative leave during the thirty (30) day notice period.
     (b) Executive may terminate her employment under this Agreement, upon thirty (30) days prior written notice to the Company, if her resignation is for Good Reason (as defined under Section 3.5(c)) and Executive provides prior written notice to the Company of the existence of the Good Reason condition within a 90-day period following the initial existence of such condition; provided that Executive shall not resign pursuant to this Section 3.5(b) if, prior to the expiration of the thirty (30) day cure period (beginning on the date of Executive’s written notice to the Company of the Good Reason condition), the Company causes the facts or events giving rise to the Good Reason for resignation to no longer exist and provides evidence of a form and nature satisfactory to Executive that such facts or events no longer and will not in the foreseeable future exist. The Company, in its sole discretion but without derogation to any rights of Executive under Section 2, may place Executive on administrative leave during the thirty (30) day cure period. Notwithstanding anything to the contrary contained herein, Executive shall not be required to perform any act stated in her written notice of resignation as Good Reason for her resignation for the period beginning with the giving of such written notice and ending with the effective date of the termination of her employment.
     (c) To be considered a termination for Good Reason under Section 3.5(b), Executive’s separation from service must occur due to the existence of one or more of the following conditions arising without the consent of Executive:
(1)	Executive ceases to hold the positions and titles of Chief Financial Officer and Treasurer as contemplated by Section 1.1 of this Agreement;

(2)	Executive’s authority or responsibility, as contemplated by Section 1.1 of this Agreement, is materially diminished without his consent;

(3)	Executive’s Base Salary is materially reduced;

(4)	Any requirement is imposed for Executive to reside or travel outside of the Columbus, Ohio area, other than on travel reasonably required to carry out Executive’s obligations under this Agreement and consistent with past practice; or

(5)	The Company commits a material breach of this Agreement (other than breaches which may be covered by some other subsection of this Section 3.5(c)), which breach is not cured within thirty (30) days after written notice thereof is given by Executive.
     (d) A Change in Control shall mean the date on which any one of the following occurs: (i) any one person, or more than one person acting as a group (as determined under Code Section 409A and the regulations promulgated thereunder), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 50% or more of the total voting power of the outstanding stock of the Company; or (ii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of such appointment or election; or (iii) any one person, or more than one person acting as a group (as determined under Code Section 409A and the regulations promulgated thereunder), acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the outstanding stock of the Company; or (iv) any one person, or more than one person acting as a group (as determined under Code Section 409A and the regulations thereunder), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 80% of the total gross fair market value of all of the assets of the Company. For this purpose, “gross fair market value” means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
     3.6 Compensation Upon Termination. In addition to any employee benefits to which Executive is entitled pursuant to Section 2.4 and any reimbursement of business expenses pursuant to Section 2.5 (with respect to which Executive and the Company shall reasonably cooperate), Executive shall be entitled to the following upon termination of Employment under this Agreement:
(a)	In the event that the Company discharges Executive pursuant to Section 3.4(b) for Cause, or Executive resigns (other than for Good Reason) pursuant to Section 3.5(a), Executive shall be entitled to receive and the Company shall cause to be paid (1) any earned but unpaid Base Salary through the effective date of termination and (2) any award for which a Bonus was earned under the Incentive Plan for any Performance Period which ended prior to the effective date of termination but was not theretofore paid to Executive. All such amounts shall be paid by the Company in a single sum cash payment within thirty (30) days after the date of Executive’s discharge or resignation.

(b)	In the event that Executive’s employment is terminated by death, Executive’s estate or personal representative shall be entitled to receive and the Company shall cause to be paid (1) any earned but unpaid Base Salary through the date of Executive’s death; (2) any award for which a Bonus was earned under the Incentive Plan for any Performance Period which ended prior to the effective date of termination but was not theretofore paid to Executive; (3) payment of Executive’s then current Base Salary for the ninety (90) day period following the date of her death; (4) an amount equal to the Target Incentive Award established for Executive under the Incentive Plan for the then current Performance Period had Executive’s employment not been terminated and had Executive satisfied all Performance Goals established with respect to such Performance Period, multiplied by a fraction the numerator of which is the number of days in the then current Performance Period under the Incentive Plan occurring prior to and including the date of Executive’s death, and the denominator of which is the number of days of the whole Performance Period; and (5) continued benefits (to the same extent and at the same level as were provided by the Company to Executive’s family members immediately prior to Executive’s death) under the health insurance plan(s) referenced in Section 2.4(b), for the ninety (90) day period following the date of Executive’s death, and, to the extent permitted pursuant to such health insurance plan(s) to comply with the continuation coverage requirements under Section 4980B of the Code (“COBRA”), for such longer period as to which Executive’s beneficiaries pay the cost of coverage thereof. The Company will pay for that portion of the COBRA premiums for the Continuation Benefits coverage that exceeds the amount Executive paid for coverage under the Company’s health insurance plan(s) immediately prior to Executive’s death for the ninety (90) day period following the date of Executive’s death. All such amounts or benefits (other than the benefits continued pursuant to Section 3.6(b)(5) above, which shall be payable or made available in accordance with the terms of the applicable benefit plan) shall be paid or provided by the Company in a single sum cash payment within thirty (30) days after the date of Executive’s death; provided that the Company has obtained satisfactory evidence of Executive’s death.
(c)	(1)	Except as provided in Section 3.6(c)(2) below, in the event that the Company discharges Executive pursuant to Section 3.4(a) other than for Cause or Executive resigns pursuant to Section 3.5(b) for Good Reason, Executive shall be entitled to receive and the Company shall cause to be paid (A) any earned but unpaid Base Salary through the date of termination; (B) any award for which a Bonus was earned under the Incentive Plan for any Performance Period which ended prior to the effective date of termination but was not theretofore paid to Executive; (C) one (1) times Executive’s then current Base Salary at the date of termination; (D) an amount equal to the product of (i) the Target Incentive Award established for Executive under the Incentive Plan for the then current Performance Period had Executive’s employment not been terminated and had Executive satisfied all Performance Goals established with respect to such Performance Period, multiplied by (ii) a fraction, the denominator of which shall be twelve (12) and the numerator of which shall be twelve (12); (E) an amount equal to the Company matching contributions that would have been made to Executive’s account under the Century Surety Company 401(k) Plan for the twelve (12) month period following Executive’s date of termination based on the deferral rate of Executive and Company matching contribution formula in effect on Executive’s date of termination; (F) an amount equal to the annual premium that is paid by the Company pursuant to Section 2.4(c)(2) for the individual life insurance policy purchased by Executive and in effect on Executive’s date of termination; and (G) continued benefits (to the same extent and at the same benefit level as were provided by the Company to Executive immediately prior to termination) (for purposes of this paragraph, the “Continuation Benefits”) under the health insurance plan(s) referenced in Section 2.4(b) for the twelve (12) month period following the date of termination, and, to the extent permitted pursuant to such health insurance plan(s) to comply with the continuation coverage requirements under COBRA, for such longer period as to which Executive or Executive’s beneficiaries pay the cost of coverage thereof. The Company will pay for that portion of the COBRA premiums for the Continuation Benefits coverage that exceeds the amount Executive paid for such coverage under the Company’s health insurance plan(s) immediately prior to Executive’s termination for the twelve (12) month period following the date of Executive’s termination. Subject to Section 3.8, all such amounts (other than the Continuation Benefits, which shall be payable or made available in accordance with the terms of the applicable benefit plan) otherwise available under this Section 3.6(c)(1) shall be paid or made available by the Company in a single sum cash payment within thirty (30) days after the date of Executive’s discharge or resignation.
(2)	Notwithstanding anything to the contrary in Section 3.6(c)(1) above, in the event that (A) a Change in Control occurs and (B) within the twelve (12) month period immediately following the date on which the Change in Control occurs, (i) the Company discharges Executive pursuant to Section 3.4(a) other than for Cause or (ii) Executive resigns pursuant to Section 3.5(b) for Good Reason, Executive shall be entitled to receive and the Company shall cause to be paid (a) any earned but unpaid Base Salary through the date of termination; (b) any award for which a Bonus was earned under the Incentive Plan for any Performance Period which ended prior to the effective date of termination but was not theretofore paid to Executive; (c) one (1) times Executive’s then current Base Salary at the date of termination; (d) one (1) times the Target Incentive Award established for Executive under the Incentive Plan for the then current Performance Period had Executive’s employment not been terminated and had Executive satisfied all Performance Goals established with respect to such Performance Period; (e) an amount equal to the Company matching contributions that would have been made to Executive’s account under the 401(k) Plan for the twelve (12) month period following Executive’s date of termination based on the deferral rate of Executive and Company matching contribution formula in effect on Executive’s date of termination; and (f) an amount equal to the annual premium that is paid by the Company pursuant to Section 2.4(c)(2) for the individual life insurance policy purchased by Executive and in effect on Executive’s date of termination. In addition, Executive shall be entitled to continued benefits (to the same extent and at the same benefit level as were provided by the Company to Executive immediately prior to termination) (for purposes of this paragraph, the “Continuation Benefits”) under the health insurance plan(s) referenced in Section 2.4(b) for the twelve (12) month period following the date of termination, and, to the extent permitted pursuant to such health insurance plan(s) to comply with the continuation coverage requirements under COBRA, for such longer period as to which Executive or Executive’s beneficiaries pay the cost of coverage thereof. The Company will pay for that portion of the COBRA premiums for the Continuation Benefits coverage that exceeds the amount Executive paid for such coverage under the Company’s health insurance plan(s) immediately prior to Executive’s termination for the twelve (12) month period following the date of Executive’s termination. Subject to Section 3.8, all such amounts (other than the Continuation Benefits, which shall be payable or made available in accordance with the terms of the applicable benefit plan) otherwise available under this Section 3.6(c)(2) shall be paid by the Company in a single sum cash payment within thirty (30) days after the date of Executive’s discharge or resignation.

(3)	The Company agrees that it will not report the Continuation Benefits under Section 3.6(c)(1)(G) or Section 3.6(c)(2) as taxable income to Executive and Executive agrees that she will not include the value of such Continuation Benefits in her adjusted gross income. If the Continuation Benefits under Section 3.6(c)(1)(G) or Section 3.6(c)(2) cause inclusion of any amount in Executive’s taxable income, the Company shall pay Executive the amount necessary to wholly offset the federal, state and local income taxes and any other taxes attributable to the Continuation Benefits and the tax reimbursement amount paid pursuant to this sentence no later than the earlier of the day such amount is included in Executive’s taxable income by the Company or the day such taxes are remitted to the taxing authority. The Company will indemnify Executive from any and all taxes, fines, penalties, interest and fees assessed by or otherwise owed to the Internal Revenue Service (“IRS”) or other taxing authorities in the event that the IRS or other taxing authority cause the Continuation Benefits provided under Section 3.6(c)(1)(G) or Section 3.6(c)(2) to be included in Executive’s taxable income, and any expenses, including reasonable attorney’s fees, incurred in response to an audit or a proceeding brought by or in the right of the IRS or any other taxing authority arising out of or as a result of the Continuation Benefits and the related reimbursements provided under Section 3.6(c)(1)(G) or Section 3.6(c)(2).

(4)	If, as a result of a Change in Control, Executive is subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), the Company shall reimburse Executive for the amount of such tax, and shall pay Executive such additional amount or amounts as may be necessary to place Executive in the same financial position after consideration of any and all potential related state, federal, and other taxes (including any interest or penalties imposed with respect to such taxes, provided that Executive properly reports the Excise Tax) that she would have been in if she had not incurred such Excise Tax liability. The Company shall reimburse Executive for the amount of any required withholding with respect to the Excise Tax and the taxes thereon at time of such withholding, and the remainder of any amount due under this Section 3.6(c)(4) shall be paid by the Company to Executive not later than March 15, 2009.
(d)	Except as otherwise provided in Section 3.6(b) or 3.6(c), Executive’s right, upon and after the termination of her employment under this Agreement pursuant to this Section 3 or otherwise, to receive any benefit under the plans, if any, in which Executive is entitled to participate pursuant to Section 2.4 shall be determined under the provisions of those plans.

(e)	Notwithstanding any provision of this Agreement to the contrary, no payment shall be made or benefit provided under Section 3.6 unless the event triggering the payment or provision of benefits constitutes a “separation from service” as determined under Code Section 409A. However, in the event Executive is a “specified employee” (as determined under Code Section 409A) at the time of the triggering event, then any payment or benefit that is otherwise due Executive under this Agreement which is determined to provide for a deferral of compensation pursuant to Code Section 409A shall not commence being paid or made available to Executive until after six (6) months from the date of her separation from service and the aggregate amount of payments that would have been made during such six (6) month period but for the application of this Section 3.6(e) will be paid to Executive in a lump sum at the end of such period. In no event may Executive, directly or indirectly, designate the calendar year of payment of any amounts to be paid upon Executive’s termination of employment under this Agreement. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Code Section 409A and the regulations issued thereunder.
     3.7 Notices. Any termination of Executive’s employment for which notice of termination is required to be given pursuant to this Section 3 shall be communicated in a writing which shall indicate the specific provision in this Section 3 relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated.
     3.8 General Release. Notwithstanding anything in this Section 3 or otherwise to the contrary, at the election of the Company no amount shall be payable under this Section 3 in excess of (a) any earned but unpaid Base Salary through the date of Executive’s death; (b) any award under the Incentive Plan which was earned pursuant to the terms and conditions of such plan prior to the effective date of termination but was not theretofore paid to Executive, unless Executive (or her personal representative or trustee of her estate, in the case of her disability or death) executes a general release of known claims (in form and containing provisions reasonably required by the Company), provided, however, that any such general release shall be mutual with respect to known claims of the Company against Executive and known claims of Executive against the Company.
     3.9 No Mitigation. In the event of the termination of Executive’s employment hereunder for any reason, Executive shall have no obligation to mitigate damages.
SECTION 4
CONFIDENTIALITY AND NON-COMPETITION
     4.1 Confidential Information. Except as otherwise provided in Section 4.2, the term “Confidential Information” shall mean all trade secrets and confidential and proprietary information of the Company, whether in written or oral, tangible or intangible form, including, without limitation, the following:
(a)	The whole or any portion or phase of any data or information relating to the Company’s processes or techniques relating to its business, whether or not copyrighted, copyrightable, patented or patentable, (1) which is or has been disclosed to Executive or about which Executive became or shall become aware of as a consequence of, or through or during Executive’s employment with the Company; (2) which has value to the Company; and (3) which is not generally known by others;

(b)	Any software, programs, calculations, instructions or other intellectual property and embodiments thereof of any media, including electro magnetic, and in any form, including source code and object code, whether or not copyrighted, copyrightable, patented or patentable;

(c)	Business plans, marketing concepts and marketing and sales information of the Company;

(d)	Financial, pricing and/or credit information regarding the Company or customers and/or suppliers of the Company;

(e)	The names, addresses, policy expiration dates and telephone numbers of customers, agents and/or suppliers of the Company;

(f)	The internal corporate policies and procedures of the Company;

(g)	Any information of any nature whatsoever that gives the Company the opportunity to obtain any advantage over its competitors who do not have access to or use of such information; and

(h)	Any other information designated by the Company as confidential or proprietary at the time of its disclosure to Executive.
The term “Confidential Information” also shall include all trade secrets and confidential and proprietary information of any customer, agent, supplier, or prospective customer, agent or supplier of the Company, whether in written or oral, tangible or intangible form, which have been disclosed to the Company pursuant to the Company’s agreement to maintain the confidentiality of such information.
     4.2 Excluded Information. Notwithstanding anything in Section 4.1 to the contrary, the term “Confidential Information” shall not include any data or information that (a) is voluntarily disclosed by the Company or has otherwise become generally known to the insurance industry (except for such public disclosure that has been made by or through Executive or by a third person with the knowledge of Executive without authorization by the Company); (b) has been independently developed and disclosed by parties other than Executive or the Company to the public generally without a breach of any obligation of confidentiality by any such person running directly or indirectly to the Company; or (c) otherwise enters the public domain through lawful means.
     4.3 Confidentiality Agreement. Executive agrees and acknowledges that the Confidential Information is the property of the Company, and that such information is sensitive, confidential and important and is furnished by the Company to Executive under the terms and conditions of this Agreement. Executive shall keep the Confidential Information (whether obtained prior to or after the date of this Agreement) strictly confidential during the term of this Agreement and at all times thereafter provided, however, that Executive may disclose Confidential Information in the performance of her employment to the extent that she reasonably believes such disclosure is necessary or convenient, in her sole discretion, in order to perform her duties.
     4.4 Return of Company Property. Executive agrees that upon termination of this Agreement, Executive shall immediately surrender to the Company, without request, or, at the Company’s request and in the Company’s sole discretion, destroy or cause to be destroyed all memoranda, notes, reports, documents, software and disks and all copies and other reproductions and extracts thereof, including those prepared by Executive, which are in Executive’s possession or under her control and which contain or are derived from Confidential Information.
     4.5 Covenant Not to Compete or Solicit. Executive shall not, directly or indirectly, do any of the following during the term of this Agreement and for a period of twelve (12) months or, if longer, the entire period for which Executive is entitled to (i) payments of Base Salary or Target or other Incentive Awards or (ii) other benefits pursuant to Section 3 other than payments and benefits pursuant to Section 3.6(c)(2) after a Change in Control:
(a)	Be employed by, serve as consultant or independent contractor to, directly or indirectly beneficially own any equity or similar interest in (except as the holder of not more than one percent (1%) of the voting securities of any publicly traded entity or as a shareholder of the Company or any successor thereto), or otherwise engage in, any property and casualty insurance company business that directly competes with any insurance company subsidiary of the Company in the continental United States, Canada or the Bahamas;

(b)	Solicit or cause to be solicited, directly or indirectly, any property and casualty wholesale agents under contract with the Company for any purpose (other than, during the term of this Agreement, as an employee of the Company on behalf of the Company), without the prior written consent of the Company, which written consent specifically refers to this Agreement; or

(c)	Solicit or cause to be solicited, directly or indirectly, or in any way be responsible for, an offer of employment to any employee of the Company by any other person.
The restrictions contained in this Section 4.5 shall cease to apply to, and shall not bind, Executive in the event that the Company fails to timely and completely pay all amounts due and owing to Executive pursuant to Section 3.6 of this Agreement. For the purposes of the preceding sentence, the Company will be deemed to have failed to timely and completely pay all amounts due and owing to Executive pursuant to Section 3.6 if the Company fails (other than as the result of a prior breach of this Section 4.5 by Executive) to make any such payment to Executive within ten (10) days of its due date.
     4.6 Additional Covenants. During the term of this Agreement, Executive shall not take advantage of any Company opportunity without first offering the opportunity with full disclosure of material facts to the Company and receiving notice that the Company has declined such opportunity. For this purpose, “Company opportunity” means any opportunity to engage in a business activity: (a) of which Executive becomes aware (1) by virtue of Executive’s relationship with, or in connection with performing functions in the business of, or in using facilities or other resources of the Company; and (2) under circumstances that should reasonably lead Executive to believe that the person offering the opportunity expects it to be offered to the Company; or (b) which Executive knows is closely related to a business in which the Company is engaged or expected to engage.
     4.7 Remedies for Breach. Executive agrees that, in the event of any breach or threatened breach of any provision of this Section 4 by Executive, the Company shall be entitled to a temporary restraining order and other temporary or permanent injunctive relief, provided that the Company has shown irreparable harm. No remedy conferred upon the Company by this Agreement is intended to be exclusive of any other available remedy or remedies, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given under this Agreement or now or hereafter existing at law, in equity or by statute.
     4.8 Reasonableness of Restrictions. Executive agrees and understands that there are significant business reasons for the restrictions contained in this Agreement and that such restrictions are reasonable and necessary to protect legitimate business interests of the Company. Without limiting the generality of the foregoing, Executive agrees and understands that because the Company may sell its products, technology and services nationally and internationally, the geographic scope of Executive’s agreement not to compete with the Company is both reasonable and necessary.

     4.9 Severability. If any provision of this Section 4 is held invalid, illegal or unenforceable, the remaining provisions shall continue in full force and effect. If any provision of this Section 4 is for any reason held to be excessively broad as to time, duration, geographic scope, activity or subject, it shall be construed, by limiting and reducing it, so as to be enforceable to the extent permitted by applicable law.
     4.10 Scope of Section 4. As used in this Section 4, the term the “Company” shall include all Affiliates of the Company.
SECTION 5
MISCELLANEOUS
     5.1 Indemnification. The Company shall indemnify Executive if she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Company) by reason of the fact that she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee, partner, joint venturer or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by her in connection with such action, suit or proceeding if she acted in good faith and in a manner she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe her conduct was unlawful. No indemnification shall be made in respect of any derivative claim, issue or matter as to which Executive shall have been adjudged to be liable to the Company unless, and only to the extent that, the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, Executive is fairly and reasonably entitled to indemnity for such expenses. Expenses (including reasonable attorneys’ fees and expenses) incurred in defending any civil or criminal action, suit or proceeding referred to in this Section shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of Executive to repay such amount, unless it shall ultimately be determined that she is not entitled to be indemnified by the Company as authorized in this Section. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which Executive may be entitled under the common law, the Ohio corporate law or the charter documents of the Company or any agreement, vote of its shareholders or directors, or otherwise, both as to action in her official capacity or as to action in another capacity while holding such office.

     5.2 Key Man Life Insurance; COLI. Executive agrees to cooperate with the Company in connection with, and consent to the placement of, “key man” or other corporate owned insurance on Executive’s life by the Company, provided that, except as provided in Section 2.4(c), nothing herein shall require the Company to obtain or maintain any such insurance on Executive’s life.
     5.3 Breach of Agreement by Company. The Company agrees that, in the event of any breach or threatened breach of this Agreement by the Company, Executive shall be entitled to any appropriate remedy in law or in equity. No remedy conferred upon Executive by this Agreement is intended to be exclusive of any other available remedy or remedies, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given under this Agreement or now or hereafter existing at law, in equity or by statute. The Company shall pay all legal expenses (including reasonable attorney’s fees and expenses) and other damages incurred by Executive as the result of or in connection with any breach of this Agreement by the Company. The Company is aware that, following a Change in Control, the Board or a shareholder of the Company may cause or attempt to cause the Company to refuse to comply with its obligations under this Agreement, or may cause or attempt to cause the Company to institute, or may institute, litigation seeking to have this Agreement declared unenforceable, or may take, or attempt to take, other action to deny Executive the benefits intended under this Agreement. In these circumstances, the purpose of this Agreement could be frustrated. It is the intent of the Company that Executive not be required to incur the expenses associated with the enforcement of her rights under this Agreement by litigation or other legal action because the cost and expense thereof would substantially detract from the benefits intended to be extended to Executive hereunder, nor be bound to negotiate any settlement of her rights hereunder under threat of incurring such expenses. Accordingly, (a) if following a Change in Control (1) Executive concludes that the Company has failed to comply with any of its obligations under this Agreement or (2) the Company or any other person on behalf of the Company or any shareholder or Affiliate of the Company takes any action to declare this Agreement void or unenforceable, or institutes any litigation or other legal action designed to deny, diminish, or recover from Executive the benefits intended to be provided to Executive hereunder, and (b) if Executive has complied with all of her obligations under this Agreement, the Company irrevocably authorizes Executive from time to time to retain counsel of her choice at the expense of the Company as provided in this 5.3, to represent Executive in connection with the initiation or defense of any litigation or other legal action, whether by or against the Company or any director, officer, shareholder or other person affiliated with the Company, in any jurisdiction. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to Executive’s entering into an attorney-client relationship with such counsel, and in that connection, the Company and Executive agree that a confidential relationship shall exist between Executive and such counsel. The reasonable fees and expenses of counsel selected from time to time by Executive as hereinabove provided shall be paid or reimbursed to Executive by the Company on a regular periodic basis upon presentation by Executive of a statement or statements prepared by such counsel in accordance with its customary practices (provided that such statements need not contain descriptions of the services performed). The payment of such fees and expenses shall not be contingent upon the success of such counsel. Executive shall repay to the Company all such amounts paid by the Company under this Section, and the Company shall not be obligated to make further payments hereunder, in connection with a contest originated by Executive if the trier of fact in such contest determines that Executive’s claim was patently frivolous.

     5.4 Affiliates. As used in this Agreement, an entity shall be deemed to be an Affiliate of another entity if it controls, is controlled by or is under common control with the other entity, where “control” means the power to vote not less than ten percent (10%) of the voting securities of an entity.
     5.5 No Conflict. Executive represents that the performance by Executive of all the terms of this Agreement, as an Executive of the Company, has not, does not and will not breach any agreement as to which Executive is or was a party and which requires Executive to keep any information in confidence or in trust. Executive has not entered into, and will not enter into, any written or oral agreement in conflict herewith.
     5.6 Notices. Any and all notices required to be given under this Agreement shall be given, and be deemed given, as follows: (a) by personal delivery which shall be deemed given when delivered; (b) by U. S. first-class mail, postage prepaid, which shall be deemed given the third (3rd) day after deposit; or (c) by telecopy (if telecopy number is listed) with confirmation of receipt which shall be deemed given when sent. Any such notice shall be addressed, if to the Company at its principal place of business (attn: President) and, if to Executive at her most current home address on record with the Company for payroll and other corporate purposes, unless a different address for notice purposes is designated by Executive in a written notice complying with and referring to this Section 5.6.
     5.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio without regard to conflict of law principles.
     5.8 Amendment and Waiver. This Agreement shall not be amended or modified, and none of the provisions hereof shall be waived, except in a writing signed on behalf of the Company and by Executive or, in the case of a waiver, on behalf of the party making a waiver. In the event that any obligation, agreement or covenant contained in this Agreement should be breached by either party and thereafter waived by the other party, such waiver shall be limited to the particular breach so waived and shall not be deemed to waive any other breach hereunder.
     5.9 Section Headings. Section headings contained in this Agreement are for convenience only and shall not be considered in construing any provision hereof.
     5.10 Assignment. This Agreement is personal to Executive and Executive may not assign or delegate any of her rights or obligations hereunder. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon Executive and the Company and their respective heirs, administrators, executors, successors and assigns, including successive as well as immediate heirs, administrators, executors, successors and assigns.
     5.11 Entire Agreement. This Agreement terminates, cancels and supersedes all previous written and oral employment agreements or other agreements relating to the relationship of Executive with the Company entered into between the parties hereto. This

Agreement contains the entire understanding of the parties hereto with respect to the subject matter of this Agreement. Executive is represented by independent legal counsel or has had the opportunity to retain independent legal counsel to represent Executive’s interests. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring any party by virtue of authorship of any of the specific provisions of the Agreement. EXECUTIVE ACKNOWLEDGES THAT, BEFORE PLACING HER SIGNATURE HEREUNDER, SHE HAS READ ALL OF THE PROVISIONS OF THIS AGREEMENT, AND HAS THIS DAY RECEIVED A COPY HEREOF.
     5.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without thereby rendering invalid or unenforceable the remaining terms and provisions hereof or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.
     5.13 Dispute Resolution.
(a)	Notwithstanding any provision herein to the contrary, any determination of (1) whether Cause for termination or Good Reason for resignation exists and (2) whether something “materially” affects anything, or is “substantially” or “reasonably” or “effectively” done, or is “material” or “reasonable,” as such terms are used in this Agreement, shall be made in the first instance by the Board or one of its appropriate oversight committees.

(b)	Any controversy, claim or dispute arising out of or relating to this Agreement or the breach, termination, enforceability or validity of this Agreement, including the determination of the scope or applicability of the agreement to arbitrate set forth in this Section 5.13(b) and any dispute of any determination by the Company pursuant to Section 5.13(a), shall be determined exclusively by binding arbitration in the City of Columbus, Ohio. The arbitration shall be governed by the rules and procedures of the American Arbitration Association (the “AAA”) under its Commercial Arbitration Rules and its Supplementary Procedures for Large, Complex Disputes; provided that persons eligible to be selected as arbitrators shall be limited to attorneys-at-law each of whom (i) is on the AAA’s Large, Complex Case Panel or a Center for Public Resources (“CPR”) Panel of Distinguished Neutrals, or has professional credentials comparable to those of the attorneys listed on such AAA and CPR Panels and (ii) has actively practiced law (in private or corporate practice or as a member of the judiciary) for at least 15 years in the State of Ohio concentrating in either general commercial litigation or general corporate and commercial matters. Any arbitration proceeding shall be before one arbitrator mutually agreed to by the parties to such proceeding (who shall have the credentials set forth above) unless the amount in question exceeds $100,000, in which event, the mediation shall be by a panel of three mediators or, if the parties are unable to agree to the arbitrator(s) within 15 business days of the initiation of the arbitration proceedings, then by the AAA. No provision of, nor the exercise of any rights under, this Section 5.13(b) shall limit the right of any party to request and obtain from a court of competent jurisdiction in the State of Ohio, County of Franklin (which shall have exclusive jurisdiction for purposes of this Section 5.13) before, during or after the pendency of any arbitration, provisional or ancillary remedies and relief including injunctive or mandatory relief or the appointment of a receiver. The institution and maintenance of an action or judicial proceeding for, or pursuit of, provisional or ancillary remedies shall not constitute a waiver of the right of any party, even if it is the plaintiff, to submit the dispute to arbitration if such party would otherwise have such right. Each of the parties hereby submits unconditionally to the exclusive jurisdiction of the state and federal courts located in the County of Franklin, State of Ohio for purposes of this provision, waives objection to the venue of any proceeding in any such court or that any such court provides an inconvenient forum and consents to the service of process upon it in connection with any proceeding instituted under this Section 5.13 in the same manner as provided for the giving of notice under this Agreement. Judgment upon the award rendered may be entered in any court having jurisdiction. The parties hereby expressly consent to the nonexclusive jurisdiction of the state and federal courts situated in the County of Franklin, State of Ohio for this purpose and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. The arbitrator(s) shall award recovery of all costs (including attorneys’ fees, administrative fees, arbitrators’ fees and court costs) to the prevailing party. No arbitrator shall have power, by award or otherwise, to vary any of the provisions of this Agreement.
     5.14 Code Section 409A Compliance. This Agreement is intended to be operated in compliance with the provisions of Code Section 409A (including any rulings or regulations promulgated thereunder). In the event that any provision of this Agreement fails to satisfy the provisions of Code Section 409A, then such provision shall be void and shall not apply to a payment or benefit otherwise due Executive, to the extent practicable. In the event that it is determined to not be feasible to so void a provision of this Agreement as it applies to a payment or benefit due Executive or Executive’s beneficiary(ies), such provision shall be construed in a manner so as to comply with the requirements of Code Section 409A. The Company expressly reserves the right to amend this Agreement, in its sole discretion, to comply with Code Section 409A in the event it later determines that any provision herein causes this Agreement not to comply with Code Section 409A.

Signatures
     In Witness Whereof, the parties have executed this Agreement as of the date set forth above.

THE COMPANY: PROCENTURY CORPORATION		EXECUTIVE:

By:	/s/Edward F. Feighan	/s/ Erin E. West
Edward F. Feighan Chairman of the Board President and Chief Executive Officer		Erin E. West

Exhibit A
Executive’s Positions for Subsidiaries
Member of the Board of Directors and Vice President of each subsidiary